Exhibit (4)

Dear Investor,

Enclosed please find the Company's offer to exchange at face value your Series C Redeemable and Convertible Preferred Stock for a new Series D Convertible Preferred Stock (reference is made to the attached Exchange Offer for a complete description of the term of the Exchange Offer).

Currently,

o the Company has the option to redeem your Series C Preferred Stock at any time before June 30, 1999 at 110% of its face value pay you 1% per month interest starting from May 1, 1998 (the interest will be paid in Common Stock).

o you have the option to convert your Series C Preferred Stock into Common Stock at any time after June 30, 1999 at a per share price which is the lesser of $2.00 or 50% of the average closing price during the last 10 trading days of the fiscal quarter ended before the conversion date.

If you agree to the exchange,

o        the Company forfeits its right to redeem your Preferred Stock, and

o you will have the option to convert the face value of your Series D Stock into Common Stock at $1.00 per share after the earlier of June 30, 2000 or the day following any 20 trading day period during which the closing price exceeds $3.00 for any 15 trading days.

The new Series D Preferred Stock

o reduces the maximum conversion price from $2.00 to $1.00 per share thereby doubling the maximum number of shares you receive upon conversion at the maximum conversion price,

o allows you to participate in the upside created by increase in our Common Stock price, because the Company has no ability to redeem your Series D Stock.

While there can be no assurance that it will actually do so, it is the Company's present intention, if it is able to do so, to redeem all un-exchanged Series C Preferred Stock on or before June 30, 1999.

The Company requests that you consider the exchange offer carefully and it hopes that you will accept it.